Exhibit 99.1

Draganfly to Host Shareholder Update and Q1 Earnings Call

Saskatoon, SK. May 13, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, announced today that it will host a shareholder update call on May 14, 2024, at 2:30 PDT / 5:30 p.m. EDT.

Draganfly CEO Cameron Chell will facilitate the shareholder update call and review the Company’s milestones. CFO Paul Sun will review the Company’s financial results for Q1 2024, which are planned to be filed after the market on May 14, 2024. Draganfly Lead Director Scott Larson will facilitate pre-submitted questions and answers.

Registration for the call can be done here.

The Company will answer pre-submitted questions. Investors are asked to submit their questions to investor.relations@draganfly.com.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Erika Racicot
email: media@draganfly.com

Company Contact
Email: info@draganfly.com